Exhibit (a)(5)(N)

20 December 2022

VOLUNTARY CASH OFFER
By
GOOD FALKIRK (MI) LIMITED, A WHOLLY OWNED SUBSIDIARY OF TAYLOR MARITIME INVESTMENTS LIMITED
to acquire all the issued ordinary shares in the capital of

GRINDROD SHIPPING HOLDINGS LTD.

other than Shares held by the Offeror and Shares held in treasury

ANNOUNCEMENT OF THE FINAL LEVEL OF ACCEPTANCES AND CLOSURE OF THE OFFER

Taylor Maritime Investments Limited (“TMI” or the “Company”) is pleased to announce that its voluntary cash offer for Grindrod Shipping Holdings Ltd (“Grindrod”) has now closed. As at 11.59p.m. (New York time) on 19 December 2022, the final level of acceptances was 10,805,827 Shares or 55.49% of the total number of Shares in issue (excluding 313,531 Shares held in treasury). This effectively takes TMI’s level of ownership of Grindrod to 83.23% with a total of 16,206,365 Shares.

The closing of the offer at this level of acceptances is consistent with TMI’s intention to secure a controlling stake in Grindrod, which it considers to be the best strategic outcome in creating a significant owner of geared dry-bulk ships. The companies’ fleets are complementary and will have enhanced operational scale in the dry-bulk sector, creating meaningful additional value for shareholders and customers of both companies. TMI expects the stronger market presence of the combined companies to bring economies of scale, a lower overall average fleet age (c. 9 years) and enhanced ESG credentials through lower carbon intensity.

The closure of the offer comes at a time where TMI remains confident in the outlook for the dry bulk sector, with vessel values remaining steady and charter rates having stabilised in both the Atlantic and Pacific. Following a period of gradual softening, since the end of November cargo and tonnage have become more balanced. While the market is anticipated to remain at current levels through the Christmas, New Year and Chinese New Year period, recently announced stimulus plans in China combined with a gradual easing of zero-Covid policies are expected to stimulate economic and industrial activity, positively impacting dry bulk demand and, subsequently, charter rates in the coming quarters.

TMI remains committed to a deleveraging programme to reduce debt to gross assets to below 25% within 18 months and announced recently the completion of a vessel sale for proceeds of $20.1 million which were used to repay a portion of TMI’s Revolving Credit Facility. This sale was consistent with TMI’s fleet renewal and optimisation programme.

Edward Buttery, Chief Executive Officer, commented:

“We are delighted to have reached this key milestone in a transformational transaction. This is a stand-out opportunity in the geared dry bulk segment, whose defensive characteristics and potential to deliver shareholder value through the cycle are well-known. It is now time for us to focus on deleveraging while delivering compelling cash yields as we work towards crystallising the growth opportunity our enlarged scale will afford. This will be reflected in earnings and NAV accretion from a market continuing to operate at historically strong levels”.

ENDS

For further information, please contact:

Taylor Maritime Investments Limited	IR@tminvestments.com
Edward Buttery
Camilla Pierrepont

Montfort Communications	TMI@montfort.london
Alison Allfrey
George Morris Seers

Notes to Editors

About the Company
Taylor Maritime Investments Limited is an internally managed investment company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021.  The Company specializes in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector.  The Company invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have demonstrated average yields in excess of the Company’s target dividend yield of 8% p.a. (on the Initial Issue Price).  The current portfolio numbers 26 vessels in the geared dry bulk segment.  The ships are employed utilising a variety of employment/charter strategies.

On 29 November, the Company announced it had acquired a controlling interest in Grindrod Shipping Holdings Ltd (“Grindrod”) (NASDAQ:GRIN, JSE:GSH).  Grindrod is Singapore incorporated and dual listed on NASDAQ and the Johannesburg Stock Exchange.  Grindrod owns 25 smaller, geared vessel categories complementary to those of the Company’s fleet.  They are mostly Japanese built, including 15 Handysize vessels and 10 Supramax and Ultramax vessels.  Grindrod also has six vessels in its chartered in fleet with purchase options on four.

The Company announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term.

The Company has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime.  Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO).  Taylor Maritime’s team of industry professionals are based in Hong Kong, Singapore and London.

For more information, please visit www.taylormaritimeinvestments.com.

About Geared Vessels
Geared vessels are characterised by their own loading equipment. The Handysize market segment is particularly attractive, given the flexibility, versatility and port accessibility of these vessels which carry necessity goods - principally food and products related to infrastructure building - ensuring broad diversification of fleet activity and stability of earnings through the cycle.

IMPORTANT NOTICE

The information in this announcement may include forward-looking statements, which are based on the current expectations and projections about future events and in certain cases can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target”, “believe” (or the negatives thereon) or other variations thereon or comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures and acquisitions. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

References to target dividend yields and returns are targets only and not profit forecasts and there can be no assurance that these will be achieved.

Important Information

This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Grindrod or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Company and Good Falkirk (MI) Limited (the “Offeror”) filed, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that Grindrod filed, with the SEC on 28 October 2022. Any solicitation and offer to buy shares of Grindrod was only being made pursuant to the Offer to Purchase and related tender offer materials. The Tender Offer Statement, including the offer to purchase, the related letter of transmittal and certain other offer documents (as they may be updated and amended from time to time), and the Solicitation/Recommendation Statement on Schedule 14d-9 contain important information. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer are available for free at the SEC’s website at www.sec.gov. Copies of all documents filed with the SEC by the Company and/or the Offeror with regards to the tender offer are available free of charge on the Company’s website at www.taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the Offer to Purchase and the documents filed with the SEC by Grindrod are available free of charge on Grindrod’s website at www.grinshipping.com/investorrelations.